

OFFERING MEMORANDUM

facilitated by



CAS Confectionery, LLC DBA Claudia's Bake Shop

Form C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) BASIC INFORMATION ABOUT THE COMPANY

Name of Company	CAS Confectionery, LLC DBA Claudia's Bake Shop
State of Organization	VA
Date of Formation	9/12/19
Entity Type	LLC
Street Address	800 West Marshall St. Richmond VA 23219
Website Address	https://www.facebook.com/claudiasbakeshoprva/

(B) DIRECTORS AND OFFICERS OF THE COMPANY

Key Person 1		Claudia Strobing
Positions with the Company Title Duration		Founder & Owner 2019 - Present
Business experience (last three years)		Management Responsibilities
Principal occupation (last three years)		Bakery Manager at Publix
Has this person been employed by anyone else in the last three years?		No
Other employer information (if any)	Publix Super Markets Inc.	Supermarket Company Headquartered in Florida

(C) EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER



Claudia Strobing

(D)   THE COMPANY'S BUSINESS AND BUSINESS PLAN

THE BAKE SHOP
Claudia's Bake Shop will be a place that feels like home. Offering a vast menu of cookies, brownies, cakes, cupcakes, and Jewish delicacies like challah, babka, and rugelach, visitors will also be able to rely on gluten free and nut free options. We are close to obtaining a property near Virginia Commonwealth University; even if this property doesn't work out, our goal is to be located in or near Carytown to be easily accessible by foot, car, or public transportation.

Claudia has been a professional pastry chef for nearly 30 years, working in world class kitchens, founding her own catering company, and most recently, managing a Publix bakery. Claudia's favorite part of baking is sharing delicious pastries with friends and family, and now she wants to bring her expertise to the greater Richmond community. Furthermore, there's a lack of Jewish delicacies in Richmond, and Claudia is excited to introduce locals to the delicious world of babka (chocolate braided bread) and black and whites (cake-y cookies with vanilla and chocolate icing), among other classics. Claudia's daughter, Nicolette, is both a non-profit management professional and a Starbucks-trained barista, making her well suited to manage marketing, operations, and hiring, as well as the coffee bar.

The space, which will be fully renovated, will offer state-of-the-art baking and espresso equipment, an open floorplan with bar seating, and a friendly and inviting color scheme.

THE MARKET
The bakery will be aimed primarily at three distinct markets: the millennial generation in Carytown, the Greater Richmond Jewish population, and students and staff at VCU.

The location of the bakery in the Carytown area automatically makes it accessible for millennials. Carytown and neighboring areas are seeing a boom in local businesses, restaurants, and shops, supported by younger residents. In addition, since many millennials do not seem interested in owning a home, they are capable and willing to spend disposable income on specialty coffees and "treats". The bakery will have both.

The Jewish population of Richmond is about 12,000 people. There are no kosher butchers, kosher bakeries or kosher restaurants in Richmond or the surrounding area. By attaining a Kosher Dairy designation, the bakery will be a draw for the Jewish population. Richmond is a growing city and the Jewish population will grow with the city. Jewish individuals and families moving to Richmond will likely come from cities which have Jewish food and they will be looking for someone to fill that void.

Our most likely location will put us right outside a new parking structure for VCU. This will put us right in the path of hundreds of staff members who may want a pastry and coffee before their morning classes. We also intend to take VCU dining dollars, making Claudia's Bake Shop an attractive option for students looking to eat off-campus without taking money out of their own pocket.

OUR COMPETITORS
Carytown, and Richmond as a whole, is undergoing a period of growth and small businesses are thriving. There are a multitude of breweries, restaurants, and shops, but we see ourselves as adding a unique offering to the mix, and believe that a rising tide raises all ships. The more local businesses that thrive, the better off the community will be.



In terms of bakeries, there are certainly a few in the area. Some are focused on single items, like cupcakes, cakes, or breads, and others offer a more diverse array of items, like ours will. However, we stand out in offering Jewish delicacies in a kosher kitchen.

(E)   NUMBER OF EMPLOYEES

The Company currently has 1 employees.

(F)   RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G)   TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$75,000
Offering Deadline	12/11/19

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H)   COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.



(I)   HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Space Buildout	$30,000	$40,000
Equipment	$20,000	$30,000
Furniture	$10,000	$15,000
Operating Capital	$10,500	$15,580
Compensation to MainVest	$4,500	$6,420
TOTAL	$75,000	$107,000

(J)   THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the *Invest* button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K)   MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation
A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.



(L)   PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M)   TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage*	4.0 - 5.7%**
Payment Deadline	12 / 31 / 2026
Maximum Payment Multiple - Early Investors - All Other Investors	1.7 x*** 1.55x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.78 %

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	4.0%
$83,000	4.4%



$91,000	4.9%
$101,700	5.4%
$107,000	5.7%

*** To reward early participation, the investors who contribute the first $20,000 raised in the offering will receive a 1.7x cap. Investors who contribute after $20,000 has been raised in the offering will receive a 1.55x cap.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:
- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security
The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes
The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities
The Company has outstanding the following securities:

Name of Security	Limited Liability Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A



How These Securities Differ from the Promissory Notes Offered to Investors	The Limited Liability Company Interests are an equity interest in the Company, whereas the Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	*Percentage of Voting Rights*
Claudia Strobing	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N)   THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O)   COMPENSATION OF THE FUNDING PORTAL

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P)   INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.



(Q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S)   THE COMPANY'S FINANCIAL CONDITION

The Company was established in September 2019. As such, there are limited financial statements and information for the investor to review.

The capital raised through MainVest will not make up the entirety of the Company's fundraising, as the Company may require additional funds from alternate sources at a later date.

(T)   THE COMPANY'S FINANCIAL STATEMENTS

Please see Appendix B for historical financial statements.

Pro Forma Income Statement
In order to illustrate its future earning potential, the Company has provided a summary of its 7-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.



	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Revenue							
Per week sales	$1,000	$2,000	$3,000	$4,000	$5,000	$6,000	$7,000
Sales	$52,000	$104,000	$156,000	$208,000	$260,000	$312,000	$364,000
Purchases/Cost of goods	-$26,000	-$52,000	-$78,000	-$104,000	-$130,000	-$156,000	-$182,000
Total Gross Profit	$26,000	$52,000	$78,000	$104,000	$130,000	$156,000	$182,000
Expenses							
Controllable Expenses							
Direct Labor	$84,000	$84,000	$84,000	$84,000	$84,000	$84,000	$84,000
Operating Expenses							
Payroll Tax	$7,560	$7,560	$7,560	$7,560	$7,560	$7,560	$7,560
Workers Comp	$500	$500	$500	$500	$500	$500	$500
Group Ins.	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000	$10,000
Advertising	$500	$500	$500	$500	$500	$500	$500
Discounts	$500	$500	$500	$500	$500	$500	$500
Repairs & Maint	$2,600	$2,704	$3,120	$3,328	$3,640	$3,900	$4,004
Uniforms	$250	$250	$250	$250	$250	$250	$250
Supplies	$1,160	$2,319	$3,479	$4,638	$5,798	$6,958	$8,117
Utilities	$5,200	$6,240	$7,800	$8,320	$9,100	$9,984	$10,920
Telephone/internet/wifi	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800
Trash Service	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400
Pest Control	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
Auto expense	$500	$500	$500	$500	$500	$500	$500
Licenses	$250	$250	$250	$250	$250	$250	$250
Other Misc	$1,040	$1,560	$1,950	$2,288	$2,340	$2,808	$3,276
POS support	$500	$500	$500	$500	$500	$500	$500
Total Other Expenses	$17,900	$20,723	$24,249	$26,474	$28,778	$31,550	$34,217
Total Controllable	$119,960	$122,783	$126,309	$128,534	$130,838	$133,610	$136,277
Non-controllable Expenses							
Accounting	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
Bank charges	$240	$240	$240	$240	$240	$240	$240
Card processing fees	$780	$1,560	$2,340	$3,120	$3,900	$4,680	$5,460
Depreciation	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Insurance	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800	$1,800
Interest	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400
Real Estate Tax	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Personal Property Tax	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Rent	$9,600	$9,600	$9,600	$9,600	$9,600	$9,600	$9,600
Total Non-controllable	$23,020	$23,800	$24,580	$25,360	$26,140	$26,920	$27,700
Total Expenses	$142,980	$146,583	$150,889	$153,894	$156,978	$160,530	$163,977
Operating profit/loss	-$116,980	-$94,583	-$72,889	-$49,894	-$26,978	-$4,530	$18,023

(U) DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation
A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read



more about these rules in the [Educational Materials](#).) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts <u>before</u> May 16, 2016.

(V)   UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see [the Progress Bar](#).

(W)   ANNUAL REPORTS FOR THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X)   OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y)   OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

